Mail Stop 3561

June 21, 2006

<u>Via Fax and U.S. Mail</u>

Chad S. Parson
Structured Obligations Corporation
270 Park Avenue
New York, New York 10017

**Re: Structured Obligations Corporation
          Registration Statement on Form S-3
          Filed May 24, 2006
          File No. 333-134429**

Dear Mr. Parson:

        We have limited our review of your filing to the issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include

additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

2. In that regard, please delete the phrase "unless otherwise specified in the prospectus supplement" and other similar phrases.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. When referring to transaction parties, please use the terminology set out in Regulation AB. Please revise to refer to the issuing entity, as opposed to the trust.

6. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

7. Please note that your registration statement has been referred to the Division of Investment Management for review and additional comments may be forthcoming.

8. It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Prospectus Supplement #1

General

9. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c). We suggest showing

items paid out of the servicer's fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going, if applicable. Also, please add this section to the table of contents.

10. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

11. Please include a separately captioned section to disclose affiliations among parties. Refer to Item 1119 of Regulation AB.

Cover

12. Please revise to provide bracketed placeholders indicating that you will identify the issuing entity on the cover page of the prospectus supplement. Refer to Item 1102(a) of Regulation AB.

13. We note the three bullets under the heading "The Certificates." Please revise to include a placeholder for disclosure specifying the category of pooled securities, such as asset-backed or debt securities.

14. Please revise the cover to include a placeholder specifying the credit enhancement that will be used in the offering.

15. Please also identify the distribution frequency and first expected distribution date for the Certificates. Refer to Item 1102(g) of Regulation AB.

16. Please refer to Item 1102(d) of Regulation AB and revise the cover page to indicate that the securities are the obligations of the issuing entity only, rather than the trust.

Table of Contents, page S-5

17. Please consider expanding your table of contents.

Summary, page S-7

18. Please provide a brief summary of circumstances when pool assets can be added, removed, or substituted in an appropriate section of the summary, if applicable. Refer to Item 1103(a)(6) of Regulation AB.

19. Please provide a brief summary of the servicer fees and the source and distribution priority of those fees. See Item 1103(a)(7) of Regulation AB.

20. Please provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any support features, in order to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Issuing Entity, page S-8

21. Please revise to clarify that the trust, and not SOC and/or the trustee, is the issuing entity.

Subordination, page S-11

22. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Underlying Securities Guarantor, page S-13

23. Please tell us why the guarantee does not need to be registered.

Other Deposited Assets and Credit Support, page S-16

24. Please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

25. Please revise to name all types of credit enhancements contemplated. Delete language such as "hedging contracts," "other basis swaps" and "describe any credit derivatives." We view this as catch-alls. All types of credit support should be described in the base prospectus.

Trustee and Servicer, page S-16

26. Please add a placeholder confirming that you will identify in the summary additional servicers and sub-servicers if they represent 10% or more of the pool assets. Refer to Item 1108(a)(2)(i)-(iv) of Regulation AB.

Sponsor and Depositor, page S-18

27. Please provide Item 1104 information for SOC in an appropriate place or provide bracketed form of disclosure. Refer to Items 1104 and 1106 of Regulation AB.

Description of Deposited Assets, page S-18

28. Refer to the last paragraph. Please describe all hedging contracts in the base and clarify here that credit enhancements are limited to those described in the base. Please delete or "other security pledged to support the Underlying Securities."

29. In an appropriate place, please add bracketed disclosure indicating the significant percentage of a derivative. Refer to Item 1115(a)(4) and Introduction to Item 1115.

Description of Credit Support, page S-28

30. Please provide bracketed disclosure regarding providing financial information if an entity is liable or contingently liable to provide payments representing 10% or more of the cash flow of any offered class of the asset-backed securities. Refer to Item 1114(b) of Regulation AB.

Additional Underlying Securities and Certificates, page S-35

31. Please confirm that additional issuances contemplated at a later date will be registered at this time or conducted in a transaction exempt from the federal securities laws. Please tell us how the addition of additional Underlying Securities is consistent with the requirement that the asset pool be discrete.

The Trustee and the Servicer, page S-39

32. Please provide bracketed disclosure indicating that you identify all affiliated and unaffiliated sevicers (if represent 10% or more of the pool assets) or any other material servicer identified. See Item 1108(a)(2)(i) through (iv) of Regulation AB.

Base Prospectus

Cover

33. Please revise the final bullet under "Each Trust" to clarify that the assets owned by each trust will be limited to the assets described in the base prospectus.

Important Notice About Information Presented…, page 4

34. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Maturity and Yield Considerations, page 12

    35. Please tell us what you mean by "extendable securities."

Floating Rate Certificates, page 17

    36. We note that payments of interest on principal will vary based on performance of an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g., a commodities or stock index. Refer to Section III.A.2a of the Regulation AB adopting release (SEC Release No. 33-8518). We also note your reference at page 17 in the base prospectus referring to "such other Base Rate."

Default on Underlying Securities and Remedies, page 20

    37. Please delete item (iii) or revise to describe the other types of action that may be taken in response to a default.

Description of Deposited Assets and Credit Support, page 23

    38. Please expand your disclosure to explain how you will comply with Rule 190 under the Securities Act.

    39. Please explain to us what you mean by a "designated security." Are you anticipating a situation when the certificates are not backed by a pool of securities? We note your disclosure on the cover page that says that each trust will own "a security or pool of securities." Please advise.

    40. We note the underlying securities may be issued by foreign private issuers. Please add bracketed disclosure indicating that you will provide the disclosure required by Item 1100(e) under Regulation AB.

Underlying Securities, page 25

Trust Preferred Securities, page 25

    41. Please tell us if these or term Trust Preferred Securities. Do they convert to cash at a certain point?

Asset-Backed Securities, page 25

    42. Please include disclosure on Items 1104-1115 and 1117 and 1119 of Regulation AB for any asset-backed issuer representing 10% or more of the asset pool. Refer

to Item 1112 of Regulation AB and Section III.B.7. of the Adopting Release for
Regulation AB. Include bracketed disclosure, if appropriate.

43. Please delete "other assets that produce streams of payments."

Multilateral Bank Issuers, page 28

44. Please delete these or tell us how you can comply with Item 1112 of Regulation
AB.

Principal Economic Terms of Concentrated Underlying Securities, page 30

45. Please refer to the seventh bullet point. Please confirm to us that in no eventuality
will the rate at which the Underlying Securities bear interest be an index which is
not an index of interest rates for debt, e.g., a commodities or stock index.

46. Please delete the last bullet point.

Publicly Available Information, page 32

47. Please expand your disclosure to explain how you will comply with Item 1112(b)
here or add bracketed disclosure to the prospectus supplement.

Other Deposited Assets, page 32

48. Please delete "or to some other asset deposited in the trust, including hedging
contracts and other similar arrangements." All assets should be described in the
base, including any "hedging contracts." Similarly, name and describe all
contemplated credit derivatives.

49. Refer to the second paragraph. Please delete "Unless otherwise specified in the
related prospectus" or advise.

Credit Support, page 32

50. Please delete the catch-all in the first paragraph, "or any other means described in
the applicable prospectus supplement." All forms of credit support should be
described in the base prospectus. Similarly delete "or as otherwise specified in
the related prospectus supplement" in the second paragraph.

51. We note the last sentence of the first full paragraph on page 33. Please discuss
the types of credit support which would be reimbursable out of the flow of funds.
Please explain to us how this feature will work.

52. We note your disclosure regarding "options" on page 14 of the base prospectus. Please note that all types of credit support must be described in the base prospectus. Also, please tell us how the options will meet the definition of an asset-backed security.

53. Similarly, please add a section discussing any derivatives that you may use in connection with this registration statement. Your discussion should identify each derivative and discuss how it operates. Swaps should be limited to interest rate or currency swaps or tell us how other anticipated swaps meet the definition of asset-backed security. Please revise throughout.

54. Please revise the prospectus to delete reference to "credit derivatives." We view this as a catch-all.

Retained Interest, page 37

55. Supplementally tell us how the retained interests referred to in this disclosure will be structured. Identify what categories of parties may own the retained interests and describe how such interests would be retained or granted. For example, will the holder of the retained interest own a class of securities in the trust that establishes their right to the "retained interest" payments? Currently, it appears that you intend to split the interest in the underlying asset into two rights prior to closing: the retained interest and the remainder interest in the asset, which will be deposited into the pool. If so, supplementally provide us with a detailed analysis as to how this creation of new interests (and resale of the remainder interest) complies with Rule 190. Revise your disclosure, accordingly.

Reports to Certificateholders; Notices, page 40

56. Please revise to confirm that your reports to certificateholders will include all material information set forth in Item 1121 of Regulation AB.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.


Sincerely,

Susan C. Block
Attorney-Advisor


cc: Via Facsimile (212) 506-5151
        Al B. Sawyers (Orrick)